1. Name and Address of Reporting Person
   Chewning, Thomas N.
   100 Tredegar Street
   P. O. Box 26532
   Richmond, VA 23261
2. Issuer Name and Ticker or Trading Symbol
   DOMINION RESOURCES, INC. (D)
3. IRS or Social Security Number of Reporting Person (Voluntary)
4. Statement for Month/Year
   4/2002
5. If Amendment, Date of Original (Month/Day/Year)
6. Relationship of Reporting Person(s) to Issuer (Check all applicable)
   ( ) Director                   ( ) 10% Owner
   (X) Officer (give title below) ( ) Other (specify below)
   Executive Vice President
7. Individual or Joint/Group Filing (Check Applicable Line)
   (X) Form filed by One Reporting Person
   ( ) Form filed by More than One Reporting Person

TABLE I -- Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
+---------------------------------+----------+-------------+-----------------------------+----------------+-----------+------------+
|1. Title of Security             |2. Trans- |3. Trans-    |4. Securities Acquired (A)   |5. Amount of    |6. Owner-  |7. Nature   |
|                                 |   action |   action    |   or Disposed of (D)        |   Securities   |   ship    |   of In-   |
|                                 |   Date   |   Code      |                             |   Beneficially |   Form:   |   direct   |
|                                 |          |             |                             |   Owned at     |   Direct  |   Bene-    |
|                                 |  (Month/ |             |                             |   End of       |   (D) or  |   ficial   |
|                                 |   Day/   +-------+-----+-----------+------+----------+   Month        |   Indirect|   Owner-   |
|                                 |   Year)  |Code   |V    |Amount     |A/D   |Price     |                |   (I)     |   ship     |
+---------------------------------+----------+-------+-----+-----------+------+----------+----------------+-----------+------------+
Common Stock                       02/01/2002 F       V     -1934       D      $0.0000                     D
Common Stock                       04/22/2002 M             39307       A      $41.2500                    D
Common Stock                       04/22/2002 S             -39307      D      $66.6520                    D
Common Stock                       04/23/2002 M             50693       A      $41.2500                    D
Common Stock                       04/23/2002 S             -50693      D      $66.3064   109293           D
Common Stock                                                                              4327             I           By Trustee of
                                                                                                                       Emp. Savings
                                                                                                                       Pln
Common Stock                                                                              4228             I           By spouse

TABLE II -- Derivative Securities Acquired, Disposed of, or Beneficially Owned
+-------------+--------+----------+---------+-----------+---------------------+----------------+----------+--------+-------+-------+
|1.           |2.      |3.        |4.       |5.         |6.                   |7.              |8.        |9.      |10.    |11.    |
|             |        |          |         |           |                     |                |          |Number  |Owner- |       |
|             |        |          |         |           |                     |                |          |of      |ship   |       |
|             |        |          |         |           |                     |                |          |Deriv-  |Form of|       |
|             |        |          |         |           |                     |Title and Amount|          |ative   |Deriv- |       |
|             |        |          |         |           |                     |of Underlying   |          |Secur-  |ative  |Nature |
|             |Conver- |          |         |Number of  |                     |Securities      |          |ities   |Secur- |of     |
|             |sion or |          |         |Derivative |Date Exercisable     +-------+--------+          |Benefi- |ity:   |In-    |
|             |Exercise|          |         |Securities |and Expiration Date  |       |Amount  |          |cially  |Direct |direct |
|             |Price of|Transac-  |Transac- |Acquired(A)|(Month/Day/Year)     |       |or      |          |Owned   |(D) or |Bene-  |
|Title of     |Deriv-  |tion Date |tion Code|Disposed(D)+----------+----------+       |Number  |Price of  |at End  |In-    |ficial |
|Derivative   |ative   |(Month/   +------+--+-----+-----+Date Exer-|Expira-   |       |of      |Derivative|of      |direct |Owner- |
|Security     |Security|Day/Year) |Code  |V |(A)  |(D)  |cisable   |tion Date |Title  |Shares  |Security  |Month   |(I)    |ship   |
+-------------+--------+----------+------+--+-----+-----+----------+----------+-------+--------+----------+--------+-------+-------+
Phantom Stock  $0       03/01/2002 A <F1> V  157                               Common  157      $0.0000    157      D
                                                                               Stock
Stock Option   $41.25   04/22/2002 M               39307 05/17/1999 05/17/2009 Common  39307    $0.0000             D
                        <F2>                                                   Stock
Stock Option   $41.25   04/23/2002 M               50693 05/17/1999 05/17/2009 Common  50693    $0.0000    360000   D
                                                                               Stock
Stock Option   $59.96                                               01/01/2008 Common                      150000   D
                                                                               Stock
Stock Option   $59.96                                               01/01/2009 Common                      150000   D
                                                                               Stock
Stock Option   $59.96                                               01/01/2010 Common                      150000   D
                                                                               Stock

Explanation of Responses:

<F1>
Shares of "Phantom Stock" awarded to the officer under the Dominion Resources, Inc. Executives' Deferred Compensation Plan, in a transaction exempt under Rule 16(b)-3.
<F2>
The stock option exercises reported on this Form 4 were previously announced by Dominion Resources, Inc. in a news release issued on April 17, 2002

SIGNATURE OF REPORTING PERSON
/s/ Thomas N. Chewning

DATE
05/06/2002